BD 3/4

04003232

CM 3.17

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Post Oak Capital Advisors, Inc.**

OFFICIAL USE ONLY
37942
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, Suite 1250
(No. and Street)

Houston	**Texas**	**77027**
(City)	(State)	(Zip Code)

SEC PROCESSING FEB 27 2004 WASH. D.C. 186 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Nunn **(281) 367-0380**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	**Houston**	**Texas**	**77056**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Nunn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Post Oak Capital Advisors, Inc.**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Richard Nunn FINOP

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **See Note D**
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **N/A**
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POST OAK CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONTENTS

Harper & Pearson Company Certified Public Accountants
Professional Corporation

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Post Oak Capital Advisors, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Post Oak Capital Advisors, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Post Oak Capital Advisors, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 19, 2003

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

POST OAK CAPITAL ADVISORS, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 38,605	$ 67,666
Investment securities, at market	97,655	94,928
Receivable from carrying broker	13,496	40,198
Other receivables	141,446	-
Other assets, net	2,705	-
TOTAL ASSETS	$ 293,907	$ 202,792

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 16,148	$ 14,310
Accrued expenses	-	14,851
Income tax payable	30,246	101
Payable to related party	-	19,000
TOTAL LIABILITIES	46,394	48,262
STOCKHOLDERS' EQUITY		
Common stock - $.10 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	96,666	96,666
Retained earnings	149,847	56,864
	247,513	154,530
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 293,907	$ 202,792

The accompanying notes are an integral part of the financial statements.

POST OAK CAPITAL ADVISORS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 467,132	$ 671,143
Less: Commissions to carrying broker	194,503	145,673
Net commission income	272,629	525,470
Investment Advisory Fees	1,211,948	-
Interest and other income	3,290	8,134
TOTAL REVENUES	1,487,867	533,604
EXPENSES		
Management fees	401,680	324,764
Investment and advisory department expenses	261,118	-
Salaries and benefits	503,834	-
Other operating expenses	198,006	200,702
TOTAL EXPENSES	1,364,638	525,466
INCOME BEFORE INCOME TAX EXPENSE	123,229	8,138
Income tax expense	(30,246)	(101)
NET INCOME	$ 92,983	$ 8,037

The accompanying notes are an integral part of the financial statements.

POST OAK CAPITAL ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2001	$ 1,000	$ 96,666	$ 48,827	$ 146,493
Net income	-	-	8,037	8,037
Balance - December 31, 2002	1,000	96,666	56,864	154,530
Net income	-	-	92,983	92,983
Balance, December 31, 2003	$ 1,000	$ 96,666	$ 149,847	$ 247,513

The accompanying notes are an integral part of the financial statements.

POST OAK CAPITAL ADVISORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 92,983	$ 8,037
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
Unrealized gain on securities owned	(2,727)	(7,543)
Changes in operating assets and liabilities		
Receivable from carrying broker	26,702	20,903
Other receivables	(141,446)	-
Receivable from related parties	-	29,397
Other assets, net	(2,705)	5,054
Accounts payable	1,838	(9,696)
Accrued expenses	(14,851)	(10,300)
Income tax payable	30,145	(2,301)
Payable to related party	(19,000)	19,000
Net cash (used) provided by operating activities	(29,061)	52,551
NET CHANGE IN CASH AND CASH EQUIVALENTS	(29,061)	52,551
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	67,666	15,115
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 38,605	$ 67,666
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 196
Cash paid during the year for income taxes	$ 101	$ 2,402

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Post Oak Capital Advisors, Inc. ("the Company") was incorporated in the state of Texas on December 3, 1994. The Company is located in Houston, Texas.

Nature of Operations – The Company operates as an introducing broker/dealer of securities. It acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). In addition, in 2003 the Company also operated as a registered investment advisor providing investment advisory services to high net worth individuals, investment partnerships and select institutions. Its operations are also regulated by the SEC. Its principal market is the general public in Texas and Louisiana. The Company did not provide investment advisory services in 2002.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Investment Securities – Investments, which consisted of a municipal bond at December 31, 2003 and 2002, are valued at market.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for all the securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from carrying broker represents the Company's share of commissions for transactions conducted through the clearing agent.

Income Tax – The Company provides deferred income taxes for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The cumulative temporary differences at December 31, 2003 and 2002 were insignificant and, as a result, deferred taxes have not been provided thereon. The provision for income taxes differs from the computation at statutory rates because of nontaxable income from a municipal bond.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment advisory fees are recorded quarterly and are based on the value of the portfolio under management. Other accounts receivable at year-end represent advisory fees to clients billed in arrears.

NOTE B CLEARING BROKER CONTRACT

As described in Note A, the Company has entered into an agreement for securities clearance services with Bear Sterns Securities Corp. Bear Sterns carries and clears the Company's customers' margin and cash accounts on a fully disclosed basis.

Under the agreement, the Company assumes responsibility for keeping customers' accounts in compliance with various securities laws and requirements. However, Bear Sterns assumes responsibility for monitoring the Company's accounts for compliance.

Other requirements of the agreement are that the Company maintain net capital of not less than $150,000 and be a member in good standing of the NASD. Bear Stearns also has a lien and security interest in all of the Company's property for the repayment of any obligations to Bear Stearns. The Company has obtained a waiver through December 31, 2003 from Bear Stearns relating to shortfalls of $69,328 and $9,154 at December 31, 2003 and 2002, respectively, from the required net capital amount of $150,000.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2003.

Net Capital - Actual (Schedule I)	$ 80,672
Net Capital - Required (Schedule I)	50,000
Excess Net Capital	$ 30,672
Aggregate Indebtedness to Net Capital	.58 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2002.

Net Capital - Actual (Schedule II)	$ 140,846
Net Capital - Required (Schedule II)	50,000
Excess Net Capital	$ 90,846
Aggregate Indebtedness to Net Capital	.34 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities at December 31, 2003 and 2002.

NOTE E RELATED PARTY TRANSACTIONS

During 2003 and 2002 the Company paid management fees of $401,680 and $324,764, respectively, to an affiliated company related through common ownership. The management fees cover certain operating expenses of the Company including marketing fees, rent, and commissions on certain products. The Company owed $19,000 at December 31, 2002 to an affiliated Company.

NOTE F CREDIT RISK

Credit Risk – The Company's credit risk derives primarily from cash deposits, accounts receivable and its fixed rate municipal bond. The Company maintains cash in a deposit account, which at times exceed federally insured limits. It is the Company's practice to utilize high net worth institutions to minimize its credit risk. In addition an allowance for doubtful accounts is established as needed based upon factors surrounding the credit risk of specific customers, historical trends, and other information. At December 31, 2003 and 2002, in management's opinion no reserves were required.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE G INVESTMENT SECURITIES

At December 31, 2003 and 2002 the Company had the following investments:

	2003		2002	
	Cost	Market	Cost	Market
Burleson, Texas ISD, $100,000 Refunding and Improvement Bond, 6.55%, due 08/01/2005.	$ 75,101	$ 97,655	$ 75,101	$ 94,928

For the years ended December 31, 2003 and 2002 the Company has included in other income $2,727 and $7,543, respectively, of unrealized gain on its fixed income investment.

NOTE H PENSION PLAN

The Company has a salary reduction simplified employee pension plan (SARSEP) covering substantially all employees. Company elective contributions for the period ended December 31, 2003 were $13,529. A former affiliated company made contributions for 2002.

NOTE I SUBSEQUENT EVENT

In February, 2004, the Company was sold to a related third party. As a result, the Company will not provide investment advisory services in the future. All of the Company's income will be generated from broker/dealer activities. Consequently, the revenues and expenses of the Company will be substantially reduced in 2004.

POST OAK CAPITAL ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

TOTAL STOCKHOLDERS' EQUITY	$ 247,513
LESS NONALLOWABLE ASSETS	
Receivables	(142,452)
Other deductions	(2,705)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS AND EXCESS FIDELITY BOND DEDUCTIBLE	102,356
HAIRCUTS ON SECURITIES	(2,684)
EXCESS FIDELITY BOND DEDUCTIBLE	(19,000)
NET CAPITAL	80,672
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 30,672

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2003)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 116,381
RECONCILING ITEMS OR DIFFERENCES:	
Audit adjustment to record income taxes payable	(30,246)
Audit adjustment to record additional accounts payable	(5,463)
NET CAPITAL PER ABOVE	$ 80,672

See independent auditor's report.

POST OAK CAPITAL ADVISORS, INC.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL STOCKHOLDERS' EQUITY	$ 154,530
LESS NONALLOWABLE ASSETS	
Receivables	(5,524)
Other deductions	(4,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	145,006
HAIRCUTS ON SECURITIES	(4,160)
NET CAPITAL	140,846
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 90,846

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 140,947
RECONCILING ITEMS OR DIFFERENCES	(101)
NET CAPITAL PER ABOVE	$ 140,846

See independent auditor's report.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Harper & Pearson Company Certified Public Accountants

Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 19, 2004

Board of Directors
Post Oak Capital Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Post Oak Capital Advisors, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas